SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 13, 2014

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, dated November 13, 2014 regarding “Ericsson Capital Markets Day 2014”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President Corporate Communications

Date: November 13, 2014

Ericsson Capital Markets Day 2014

•	Clear strategic agenda to build on the core assets and invest in targeted areas to continue to further expand leadership position

•	Outlook on growth for 2013-2017 for the projected total addressable market of a CAGR of 3-5%, continued ambition to grow faster than the market fuelled by growth in targeted areas

•	Current company transformation uncovers opportunities to leveraging global skills and scale to increase efficiencies and reduce cost by SEK 9 b., with full effect during 2017, with a restructuring cost of SEK 3-4 b.

Ericsson (NASDAQ:ERIC) will today hold its Capital Markets Day in Stockholm. The company will give an update on progress on its Networked Society strategy, with focus on market development, growth agenda and profitability.

Hans Vestberg, President and CEO, says: “We are taking the next step in our transformation to become a leading ICT player. The telecom, IT and media industries are converging and we are confident in our choice of strategy to play a key role in this new world. We will continue to build on our combined strength of technology and services leadership to stay relevant to our customers in a transforming industry.”

Market development

Steady growth is expected across all areas with no major changes in main compound annual growth rates (CAGR) compared with last year’s projections. Ericsson estimates that the total network equipment market during the years 2013-2017 will show a CAGR of 2-4%; the telecom services market is estimated to show a CAGR of 4-6%; and the market for support solutions is forecasted to show a CAGR of 7-9% in the same period.

With an annual average growth of 7% in constant currencies during 2010-2013, Ericsson has met its target to grow faster than the market during this time period. The ambition going forward is to continue to grow faster than the projected total addressable market CAGR of 3-5% 2013-2017. Ericsson’s growth will be supported by a CAGR of approximately 10% in 2013-2017 in the targeted areas.

Growth agenda

As the world becomes increasingly connected, ICT is starting to transform large parts of society as well as virtually all industries with mobility as the key driver. The networks are becoming more relevant not only to people using their smartphones, but also to businesses and society at large. In light of this development, both operators and vendors are making strategic choices based on their respective assets.

Ericsson has set out a clear long-term strategic framework for becoming an industry leader, driving transformation trough mobility, also in the changing ICT industry. This framework includes the following key components:

•	Excel in our core business – radio, core and transmission, and telecom services

•	Establish leadership in targeted areas – Cloud, IP networks, TV and media, OSS and BSS, as well as in Industry & Society, addressing new customer segments outside of the telecom operator domain

The targeted areas have been selected based on clear adjacency to the core business, high degree of software and professional services, high degree of recurrent business as well as higher market growth than the core business areas. In addition, the targeted areas are less capital intensive than today’s core business.

Efficiency and cost reductions

There is good progress on strategy execution and earnings improvements in the core business. However, the current company transformation is uncovering opportunities to further leveraging global skills and scale to increase efficiencies and reduce cost across the business. As a result, work is ongoing to identify additional improvement activities and ways to accelerate cost reductions to achieve savings of approximately SEK 9 b. with full effect during 2017.

As part of its continuous business transformation, Ericsson generates annual restructuring charges of approximately SEK 2 b. To reach the targeted SEK 9 b. savings, and with current visibility, it is estimated that the new and accelerated activities will generate an additional total SEK 3-4 b. in restructuring costs during the full duration of the three-year program. It is estimated that half of the savings will reduce Ericsson’s operating expenses (OPEX) and the other half will impact cost of sales (CoS).

Accelerated efficiency measures will primarily relate to five key areas: portfolio streamlining and ways of working in R&D; structural enhancements in IS/IT; accelerated Service Delivery transformation; supply chain efficiencies; as well as structural efficiency gains in G&A. Savings will include both headcount reductions as well as savings in external costs.

Measures will include both new and already initiated actions, such as the discontinuation of the modems operations and savings from establishment of global ICT centers. Progress updates will be included in Ericsson’s earnings reports.

Jan Frykhammar, Chief Financial Officer, says “The key components of our profit improvement plan is to strengthen core business, build strength in targeted areas while at the same time continue to improve our cash flow. Although we believe OPEX will peak in 2014, we believe we can do more to increase efficiency and reduce cost.”

Alongside Vestberg, several executive leadership team members will be presenting at the Capital Markets Day, including: Jan Frykhammar, CFO; Johan Wibergh, Head of Segment Networks; Magnus Mandersson, Head of Business Unit Global Services; Per Borgklint, Head of Business Unit Support Solutions; and Rima Qureshi, Head of Strategy. In addition, Charlotta Sund, Head of Region Northern Europe & Central Asia will present at today’s event, which takes place at Arlanda Airport in Stockholm, Sweden.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on November 13 at 08:00 CET.